GRACIN & MARLOW, LLP
The Chrysler Building
405 Lexington Avenue, 26th Floor
New York, New York 10174
(212) 907-6457

October 2, 2013

VIA EDGAR

United States Securities
   and Exchange Commission
100 F Street, NE
Mail Stop 4720
Washington, D.C.  20549
Attention:  Tom Kluck
                      Branch Chief

Re:           eBullion, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 2, 2013
File No. 333-188003

Dear Mr. Kluck:

Thank you for your September 20, 2013 letter regarding eBullion, Inc. (“eBullion”).  In order to assist you in your review of eBullion’s Form S-1, we hereby submit a letter responding to the comments and Amendment No. 3 to Form S-1 marked to show changes.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

General

1. We note your response to comment 1 of our comment letter dated July 19, 2013 and the supporting materials you have submitted.  We are unable to read the text of the support you labeled “Back Up For Our Industry 3rd Paragraph” and “Back Up For Page 15 Chinese Gold and Silver Society.”  Please re-submit these materials in a manner in which they can be read.  We also note that, in several instances, the disclosure in your prospectus differs from the support you provided.  For example only, we note that you disclose on page 15 in the “Our Industry” section both that “there were 74 companies participating in the trade through the CGSE digital platform, among which 36 were qualified to engage in the trade of Renminbi Kilobar Gold” and “there were 72 companies participating in the trade through the CGSE digital platform, among which 42 were qualified to engage in the trade of Renminbi Kilobar Gold”, while the supporting material labeled “Back Up For Our Industry 4th Paragraph” indicates that “[t]here are . . . 71 companies under the committee participating in the trade through the digital platform, among which 36 are engaging in the trade of Renminbi Kilobar Gold.”  In addition, we were unable to locate the support for several quantitative and qualitative business and industry data included in the prospectus.  Please provide us with support for all quantitative and qualitative business and industry data used in the prospectus.

Response:  We apologize for the quality of the copies of the materials and have resubmitted the materials which we believe provides support  for the quantitative and qualitative business and industry data in the Prospectus.  Please note that the certain of the information in the Prospectus is more current than the information in the support materials.

United States Securities and Exchange Commission
October 2, 2013

2. Please ensure that the disclosure in your registration statement is consistent throughout and revise as appropriate.  For example only, we note your disclosure on page 24 identifies that you had dividends paid of $643,984 in the year ended March 31, 2012.  However, on page 25 you indicate that Man Loong paid a dividend of $642,984 in the year ended March 31, 2012.  Please revise to resolve this inconsistency or advise.

           Response:  Please note that the difference between $643,984 and $642,984 relates solely to the application in the translation of the dividends in the statement of cash flows of the average exchange rate for the year ended March, 31 2012 and application the actual exchange rate at March 31, 2012 for preparation of the statement of stockholders’ equity.  We recognize, there is a slight difference between the amounts reflected, but believe we are following GAAP.

3. We note your disclosure that your membership in the CGSE allows you to facilitate transactions on behalf of your agents’ customers and/or the agents themselves, who can purchase spot contracts in gold and/or silver on the CGSE.  We also note your disclosure that you do not become the counterparty to such contracts.  Please provide us with a detailed explanation as to how spot contracts are purchased through your trading platform, including an explanation as to who the counterparties are to each contract.  Please also provide us with a detailed explanation as to how you are able to facilitate such transactions without being the counterparty.

           Response: We have added a detailed, step-by-step, explanation as to how contracts are purchased through the trading platform, including an explanation as to who the counterparties are to each contract and an explanation as to how we are able to facilitate such transactions without being the counterparty. Please note that the identity of the counterparty is not disclosed to Man Loong.

4. We note your disclosure that you act as a clearing house for the spot contracts purchased through your trading platform.  Please provide us with a detailed explanation as to what it means to act as a “clearing house” for such contracts.

           Response: Please note that we have changed the language in the prospectus to more accurately reflect Man Loong’s role as a facilitator in clearing trades as opposed to stating that Man Loong acts as a clearing agency.

5. We note your disclosure that the spot contracts purchased through your trading platform do not involve the physical transfer or delivery of any actual gold or silver.  Please provide us with a detailed explanation as to how such contracts can be characterized as “spot contracts” if there is no possibility for the physical transfer or delivery of any actual gold or silver.  In responding to this comment, please provide us with a detailed explanation of the specific contractual terms of the spot contracts that may be purchased through your trading platform.

United States Securities and Exchange Commission
October 2, 2013

Response: Although the transactions that Man Loong facilitates are referred to as spot contracts in Hong Kong, because they settle at the market price at the time the trade is matched with a counterparty, we acknowledge that the definition of a spot contract in the United States differs.  Therefore, we have removed the reference to spot contracts throughout the prospectus.

6. We note your disclosure that you do not have any direct customers; rather your customers are the customers of certain agents with whom you have contractual arrangements.  However, it appears that a person can access your website and create an account to purchase spot contracts through your trading platform, regardless of whether such person has a relationship with one of your agents.  In this regard, we note that your website includes a list of the ways in which a person can open an account and using an agent is just one option, with the other options being opening an account directly using your website or calling the company directly.  We also note that your website includes a form of customer agreement that appears to be entered into between your company and the customer.  Please provide us with a detailed explanation as to the business and contractual relationships between and among your company, your agents, and customers.  Please file the customer agreement as an exhibit to the registration statement as required by Item 601(b)(10) of Regulation S-K.  Please refer to Rule 403(c) of the Securities Act for filing requirements.

           Response: We have added disclosure that clarifies that we do not have agreements directly with customers and that any customer that attempts to open an account with us by completing forms displayed on our website are assigned to agents.  Inasmuch as we are not parties to the customer agreements and such agreements are merely on our website as an accommodation to our agents, we do not believe it necessary to supply such contracts.

7. Please advise us as to the extent of your business in the United States, including whether U.S. customers may access your website and purchase spot contracts through your trading platform.

           Response:  We have added language to the prospectus that we do not have agents in the United States and our agents do not have customers in the United States.

Business, page 13

8. Please revise your disclosure to identify Man Loong’s website or advise.  Please refer to Item 101(h)(5)(iii) of Regulation S-K.

           Response: We have added a reference to the website.

9. We note your response to comment 10 of our comment letter dated July 19, 2013 and your related disclosure that the spot contracts are settled at the market price of gold or silver at the moment the CGSE matches the trade with a counterparty.  However, we also note your disclosure that the spot contracts do not involve the actual physical transfer or delivery of any gold or silver.  Please revise your disclosure to explain how these spot contracts are settled without the physical transfer or delivery of any gold or silver or advise.

Response: Please see our response to comment number 5.

United States Securities and Exchange Commission
October 2, 2013

History, page 13

10. We note your response to comment 12 of our comment letter dated July 19, 2013.  We note your disclosure on page 14 that Man Loong calculates and collects the amount of commissions due from agents on a monthly basis.  However, on page 14, you then disclose that Man Loong charges its commission to the agents’ accounts when each trade is processed.  Please revise your disclosure to resolve this inconsistency or advise.  In addition, please revise your disclosure to clarify whether or not Man Loong’s agents maintain accounts with Man Loong.

           Response: We have revised the disclosure to clarify that the agent’s account is charged a commission when a trade is executed; however bills are sent out monthly and payment of the commission by the agent is due 30 days after invoice date.

11. We note your disclosure regarding Man Loong’s monitoring of the deposit balances of customers of the agents.  Please revise your disclosure to explain who bears the risk that the customer’s net trading position is closed at a loss that exceeds the customer’s deposit balance.

Response: We have added disclosure to clarify that the agent and not Man Loong bears such risk.

Intellectual Property, page 20

12. We note your response to comment 16 of our comment letter dated July 19, 2013 and the related revisions to your registration statement.  We also note your disclosure that True Technology has modified the licensed technology at the request of Man Loong and that all enhancements or modifications to the software requested by Man Loong are the property of Man Loong.  However, we also note that True Technology granted Man Loong a non-exclusive license to the underlying software.  Please revise your disclosure to explain whether Man Loong has any intellectual property rights in underlying technology licensed.

Response: We have added disclosure regarding True Technology’s right to the underlying technology.

Summary Compensation Table, page 26

13. We note you added footnote (1) to the summary compensation table on page 26 to identify the compensation Mr. Choi received for his services as a director, which is not otherwise reflected in the summary compensation table.  Please revise your disclosure of the compensation received by Mr. Choi in the summary compensation table to include the compensation he received as a director and include footnote disclosure to delineate such compensation as director compensation or reflect the director compensation received by Mr. Choi in the director compensation table on page 27.  Please refer to Item 402(r)(2)(i) of Regulation S-K and Instruction 3 to Item 402(n) of Regulation S-K.  In addition, we note your disclosure on page 27 in the “Director Compensation” section that “[o]ther than as set forth above no member of [y]our Board of Directors received any compensation for his services as a director during the year ended March 31, 2013.”  Please revise your disclosure here to clarify that both Mr. Choi and Mr. Wong received director compensation during the year ended March 31, 2013 or advise.

Response: We have removed the footnote as it was incorrectly included.

United States Securities and Exchange Commission
October 2, 2013

Director Compensation, page 27

14. We note your response to comment 23 of our comment letter dated July 19, 2013 and the related revisions to your registration statement.  Please revise your disclosure regarding the financial consulting fees of $5,200 received by Mr. Havlin to identify the period to which these fees relate.

           Response: We have added the requested disclosure.

Security Ownership of Certain Beneficial Owners and Management, page 27

15. We note your response to comment 24 of our comment letter dated July 19, 2013 and the related revisions to your registration statement.  We note that in the introduction to the beneficial ownership table you disclose that there are “currently no” persons for which you have reason to believe may be deemed the beneficial owner of more than 5% of your common stock.  However, in the table you identify two persons who own greater than 5% of your common stock.  Please revise your disclosure as appropriate to resolve this inconsistency or advise.

Response: We have deleted the words “currently no.”

Selling Stockholders, page 28

16. We note your response to comment 25 of our comment letter dated July 19, 2013 and the related revisions to your registration statement.  We note that in the introduction to your selling stockholder table you identify Cheung Siu Yin, the spouse of your chief executive officer, and Lau Ka Ming, the spouse of your chief financial officer, as selling shareholders.  However, we were unable to locate these individuals in the selling shareholder table.  Please revise your selling stockholder table as appropriate or advise.

In addition, please confirm that the shares owned by Cheung Siu Yin and Lau Ka Ming are included in the beneficial ownership table on page 27 as shares deemed to be owned by the spouses of these individuals or advise.  Please refer to our Exchange Act Sections 13(d) and 13(g) of Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretation 105.05.

Response: We apologize for the confusion.  The names in the table were presented in English format and the names above the table were presented in Chinese format.  We have conformed the disclosure and amended the Beneficial Ownership chart.

United States Securities and Exchange Commission
October 2, 2013

Certain Relationships and Related Transactions, page 31

17. We note your response to comment 15 of our comment letter dated July 19, 2013 and your revisions to the “Our Electronic Trading Services” section on page 18.  We also note your disclosure regarding your agreement with True Technology on page 31.  Please revise your disclosure on page 31 so that it is consistent with the disclosure included on page 18.  For example only, please clarify that the monthly fee of $12,894 relates to the license and the hosting services provided by True Technology.

Response: We have revised the disclosure as requested.

18. We note your disclosure that Mr. Choi and Mr. Wong were paid a dividend of $642,908.  Please revise your disclosure to specify the portion of this dividend paid to Mr. Choi and the portion of this dividend paid to Mr. Wong.

           Response: We have added the requested disclosure.

19. We note your response to comment 27 of our comment letter dated July 19, 2013 and the related revisions to your registration statement.  We also note your disclosure regarding the transaction wherein you acquired Man Loong.  Please revise your disclosure to include the information required by Item 404(a) of Regulation S-K for this transaction or advise.

           Response: We have added the required disclosure.

United States Securities and Exchange Commission
October 2, 2013

Item 16.  Exhibits, page II-2

20. We note your response to comment 31 of our comment letter dated July 19, 2013.  We also note that you have filed as exhibit 10.6 a schedule to the form of agency agreement.  Please ensure that in this schedule you have identified the material details in which the omitted documents differ from the form of agency agreement.  Please refer to Instruction 2 to Item 601 of Regulation S-K.  For example only, we note that the parties on the agreements, the terms of the agreements, and the execution dates of the agreements may differ.  In addition, please re-file the exhibits that were previously filed as exhibits 10.6 through 10.8 so that their exhibit numbers correspond to the appropriate numbers in the exhibit index.

Response: We have revised the chart to include termination dates of the contracts and believe that we have provided all material details.  We have also added disclosure in the prospectus that the commission that each contract provides that the commission will be determined by agreement between the parties.

We acknowledge that the adequacy and accuracy of the disclosure in our filings is our responsibility.  We acknowledge that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  We acknowledge that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow
                        Partner

Source:CGSE Website

Data Supported by Source: Number of CGSE members set forth in the last sentence of the first paragraph and third sentence of the second paragraph of the section entitled "Chinese Gold and Silver Trading Society."

金 銀 業 貿 易 場

The Chinese Gold & Silver Exchange Society

Since 1910

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Membership Affairs / MEMBER LIST

Member List

Our Membership is limited at 192 by the constitution. At present, the number of member is 171. Among them, 30 are also members of the Bullion Group. All of our members are registered in Hong Kong. They can register as sole proprietor, partnership or limited company. Newcomers can get a transfer from an existing member. Applications have to be made to the Executive and Supervisory Committees. The applicant's qualification will be examined and the admission will then be put to vote by the Committees. See Member Application. You may need to install the Hong Kong Supplementary Character Set (HKSCS) to view Chinese characters properly. Below are the links to download HKSCS and other necessary software:

Download Hong Kong Supplementary Character Set (HKSCS)

金銀會訊

CGSE NEWSLETTER

TOP

Source:CGSE January 2013 Newsletter
Data Supported by Source: Industry data in the first and second sentence of the fourth paragraph of the section entitled "Our Industry."

第一三四次行員暨貴金屬交易所股東周年大會　頭條新聞

本場之貴金屬驗證中心已正式投入服務，為本場認可黃金煉鑄商提供黃金成色檢測，並將增設白銀成色檢測服務，另外驗證中心已正式向香港認可處申請實驗室認可資格("HOKLAS")，相關文件已於十二月底前提交認何處審批，待取得實驗室認何資格後，其後將考慮開放驗金服務給予公眾人士使用。

最後，本人在此多謝業務促進組全體成員在交易產品開發及設置貴金屬驗證中心項目上提供寶貴意見及支持。

鄭錦標副理事長報告

本場在2011年推出行員季報制度，感謝各行員合作及支持。2013年本場將實行抽查行員季報制度，被抽查行員須向本場提交銀行結單等文件。

本場在章程中要求所有行員將客戶資金與行員資金分開存放，行員不得動用客戶資金作任何其他用途。本場會積極注視和監察此情況。

為配合本場香港貴金屬驗證中心申請HOKLAS，本場合規部職員已完成內部稽核課程及初部稽核，以全力協助申請，希望2013年申請成功。

稽核組審核貿易場日常財政帳項，確保數目清晰明確，同時恪守會計的守則。本人在此報告一切運作正常。為配合貿易場發展，建議加設內部審查職位，監控財務及日常運作。

For 2013, CGSE is planning to publish 3,000 hardcopies of 'Self-learning Guidebook', in both traditional and simplified Chinese, which will be distributed to relevant organisations and libraries to encourage interested parties to purchase the guidebook and participate in qualification examination. That the guidebook could be compiled within such a short timeframe owed a lot to the effort of the School Affairs Division and Registration Committee.

Meanwhile, CGSE is in the process of setting up the CGSE Charity Foundation to do our part of corporate social responsibility by helping the people in need through charity events with the participation of its employees. Just this year, CGSE has teamed up with committee members to deliver mooncakes and quilts to the people in need, and a few major charity events co-held with committee members and the media have been tabled.

Since the reopening of sports activities with the Macau Association of Banks in 2011, the Sport and Recreational Division has led a team of 60 to take part in the exciting football match and ping pong match at the Hong Kong-Macau Cup on 24 November last year. In addition, the CGSE Gold and Silver Cup was held in celebration of the 15th anniversary of the handover of Hong Kong, where miniature football and men's single ping pong championships were co-held by Hong Kong Miniature Football Association, Leisure and Cultural Services Department, and South China Athletic Association. And on 2 July, the Sport and Recreational Division has once again led members to participate in the 2012 Hong Kong International Dragon Boat Regatta.

I would like to thank you all for your attendance, and I wish you a year of great health and prosperity.

Report by Vice President Mr. Steven Chan

The transaction volume of Loco London Gold and Silver on CGSE's digital transaction platform in the latter half of 2012 has been rather stable, with an average daily transaction volume reaching near 500,000 ounces, while the average daily transaction volume of Renminbi Kilobar Gold has reached over 3,000 kg in the same period. There are currently 71 companies under the committee participating in the trade through the digital platform, among which 36 are engaging in the trade of Renminbi Kilobar Gold at the same time.

In correspondence to the international gold demand, the digital platform's hours of operation have been extended from 19.5 to 22 per day. Looking forward, the main development items in 2013 include the 9999 gold bar to be quoted and settled in Hong Kong dollar, kilobar silver, and a contract on a kilobar silver that will be quoted and settled in Renminbi.

CGSE's Precious Metals Assay Centre has been providing finesse gold tests for CGSE-accredited refineries, and it will see the addition of finesse silver test services. In December last year, the centre has applied for the HOKLAS from the Hong Kong Accreditation Service and is looking forward to opening the finesse gold test services to the public.

Last but not least, I'm grateful to the Business Promotion Committee for the indispensible opinion and support for product development and the establishment of the centre.

Report by Vice President Mr. Wilson Cheng

Thanks to the cooperation and support of our members, CGSE has been able to launch the members' seasonal report system. In the new year, CGSE will be adopting the members' seasonal report sampling system, where selected members will need to submit documents such as bank statement on time.

CGSE requests that customers' capital and members' capital be handled separately so that customers' capital may not be utilised for other purposes. CGSE will therefore tighten inspection on similar situations and make adequate measures to prevent similar situations from happening, in order to protect CGSE's reputation.

Certain qualified staff members of CGSE have completed the internal audit courses and the initial audit process to aid the Hong Kong Precious Metals Assay Centre's application for HOKLAS. It is hoped that the application in 2013 would turn out in success.

The Internal Audit Division's responsibility is to audit CGSE's daily finance to ensure the transparency and validity of the figures. I would like to propose the employment of more members of staff for the Internal Audit Division to ensure sufficient inspection for CGSE's finance and daily operation.

金銀會訊 5

Source:CGSE June 2013 Newsletter
Data Supported by Source: Industry data in the third and fourth sentence of the fourth paragraph of the section entitled "Our Industry."

頭條新聞 HEADLINE NEWS
金銀業貿易場第135次行員大會 CGSE's 135th Members' Meeting

Our Sport and Recreation Division, meanwhile, will be hosting the 'CGSE-The Union Li Chun Association Golf Cup' with The Union Li Chun Association in July, followed by a 'CGSE Hong Kong-Macau Cup' of football and table tennis in November, where CGSE will be playing host to The Macau Association of Banks. You may want to have a read of *The Pursuit of a Dream – from Commercial Market to Mount Everest* in which our Supervisory Committee member Mr. Law Kai-yee chronicled his experience in climbing Mount Everest, published in March this year. In its nearly three decades of history, The Union Li Chun Association has been the cradle of the Executive and Supervisory Committees, organising a myriad of activities to bring our members closer together. It's our hope to see more active participation of our members in these activities.

CGSE and our members have been able to benefit from the gold price plunge since 12 April, once reaching a 15% drop, causing panic buying in China and Hong Kong and a temporary shortage of spot gold. CGSE has undergone countless financial crises throughout our over 100 years of history, and we wouldn't have been able to overcome the challenges without our Executive and Supervisory Committees.

首長報告摘要

陳尚智副理事長報告

本場倫敦金/銀交易登記由2013年3月至5月1之成交量約6,467,000安士，而人民幣公斤條同期日均交易量約14,800公斤。現時電子行員共72家，當中42家可參與人民幣公斤條黃金買賣。

本場分別於今年2月及5月推出黃金及白銀交易產品，產品為「精裝伍両九九九九金條」、「精裝伍両九九九九銀條」、「本地1號白銀」及「精裝一両九九九九金條」，受一般投資者歡迎。

鄭錦標副理事長報告

本場為配合「精裝伍両九九九九金條」、「精裝伍両九九九九銀條」及「精裝一両九九九九金條」的零售發展，年初開始已購入一定數量實金作為營運配套。儲存方面相應加強防盜及購買保險，存貨審核制度亦加強內控，如由職員不定時抽查各存放地點貨存及設計記賬制度。

另一方面，本場發展各類項目時將增加透明度，提升項目管理的質素。有鑑於交易大堂及商業大廈老化，本場未來將考慮進行整體維修。

蕭坤鑾監事長報告

本場審查組推行「行員季報」，定期查核各行員之營運，同時緊貼行員公司的狀況，以維持本場一向自律信守之精神，繼續提升本場之專業水準。

Report by Division Heads

Report by Vice President Mr. Steven Chan

The transaction volume of CGSE's London Gold and Silver recorded a total of 6,467,000oz between March and May this year, while the daily average transaction volume of Renminbi Kilobar in the same period was 14,800kg. Out of the current 72 electronic traders, 42 are qualified for the trading of Renminbi Kilobar Gold.

The seal of excellence 5 taels 9999 gold bar, seal of excellence 9999 silver bar, Loco Hong Kong Silver I Contract, and seal of excellence 1 tael 9999 gold bar, launched by CGSE in February and May this year, have been well received by investors.

Report by Vice President Mr. Wilson Cheng

Early this year, CGSE has stocked up on bullion to correspond to the retail development of the seal of excellence 5 taels 9999 gold and silver bars, and seal of excellence 1 tael 9999 gold bar. The storage of gold has seen its security and insurance reinforced, and the stock examination system has also been beefed up, with random spot checks of storage location and stock, and the introduction of a bookkeeping system.

Report by Chairman of the Supervisory Committee Mr. Leo Siu

CGSE's auditing unit will be launching a seasonal members' bulletin to examine the operation of each and every member while updating ourselves on the members' latest happenings, so as to maintain the consideration- and trust-based spirit at CGSE, and to continue to enhance CGSE's professional standards.

Source:CGSE June 2013 Newsletter

Data Supported by Source: Number of CGSE members engaged in electronic trading set forth in the last sentence of the first paragraph of the section entitled "Chinese Gold and Silver Trading Society."

頭條新聞 HEADLINE NEWS

金銀業貿易場第135次行員大會 CGSE's 135th Members' Meeting

Our Sport and Recreation Division, meanwhile, will be hosting the 'CGSE-The Union Li Chun Association Golf Cup' with The Union Li Chun Association in July, followed by a 'CGSE Hong Kong-Macau Cup' of football and table tennis in November, where CGSE will be playing host to The Macau Association of Banks. You may want to have a read of *The Pursuit of a Dream – from Commercial Market to Mount Everest* in which our Supervisory Committee member Mr. Law Kai-yee chronicled his experience in climbing Mount Everest, published in March this year. In its nearly three decades of history, The Union Li Chun Association has been the cradle of the Executive and Supervisory Committees, organising a myriad of activities to bring our members closer together. It's our hope to see more active participation of our members in these activities.

CGSE and our members have been able to benefit from the gold price plunge since 12 April, once reaching a 15% drop, causing panic buying in China and Hong Kong and a temporary shortage of spot gold. CGSE has undergone countless financial crises throughout our over 100 years of history, and we wouldn't have been able to overcome the challenges without our Executive and Supervisory Committees.

首長報告摘要

陳尚智副理事長報告

本場倫敦金/銀交易登記由2013年3月至5月1之成交量約6,467,000安士，而人民幣公斤條同期日均交易量約14,800公斤。現時電子行員共72家，當中42家可參與人民幣公斤條黃金買賣。

本場分別於今年2月及5月推出黃金及白銀交易產品，產品為「精裝伍両九九九九金條」、「精裝伍両九九九九銀條」、「本地1號白銀」及「精裝一両九九九九金條」，受一般投資者歡迎。

鄭錦標副理事長報告

本場為配合「精裝伍両九九九九金條」、「精裝伍両九九九九銀條」及「精裝一両九九九九金條」的零售發展，年初開始已購入一定數量實金作為營運配套。儲存方面相應加強防盜及購買保險，存貨審核制度亦加強內控，如由職員不定時抽查各存放地點貨存及設計記賬制度。

另一方面，本場發展各類項目時將增加透明度，提升項目管理的質素。有鑑於交易大堂及商業大廈老化，本場未來將考慮進行整體維修。

蕭坤鑾監事長報告

本場審查組推行「行員季報」，定期查核各行員之營運，同時緊貼行員公司的狀況，以維持本場一向自律信守之精神，繼續提升本場之專業水準。

Report by Division Heads

Report by Vice President Mr. Steven Chan

The transaction volume of CGSE's London Gold and Silver recorded a total of 6,467,000oz between March and May this year, while the daily average transaction volume of Renminbi Kilobar in the same period was 14,800kg. Out of the current 72 electronic traders, 42 are qualified for the trading of Renminbi Kilobar Gold.

The seal of excellence 5 taels 9999 gold bar, seal of excellence 9999 silver bar, Loco Hong Kong Silver I Contract, and seal of excellence 1 tael 9999 gold bar, launched by CGSE in February and May this year, have been well received by investors.

Report by Vice President Mr. Wilson Cheng

Early this year, CGSE has stocked up on bullion to correspond to the retail development of the seal of excellence 5 taels 9999 gold and silver bars, and seal of excellence 1 tael 9999 gold bar. The storage of gold has seen its security and insurance reinforced, and the stock examination system has also been beefed up, with random spot checks of storage location and stock, and the introduction of a bookkeeping system.

Report by Chairman of the Supervisory Committee Mr. Leo Siu

CGSE's auditing unit will be launching a seasonal members' bulletin to examine the operation of each and every member while updating ourselves on the members' latest happenings, so as to maintain the consideration- and trust-based spirit at CGSE, and to continue to enhance CGSE's professional standards.

Source:CGSE Website
Data Supported by Source: Information provided in the third paragraph of the section entitled "Our Industry."

金 銀 業 貿 易 場
The Chinese Gold & Silver Exchange Society
Since 1910

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About Us

- Profile
- History
- Mission
- Functions
- Corporate Structure
- Executive and Supervisory Committees
- Visiting

金銀會訊

About Us / HISTORY

Inception of the Chinese Gold and Silver Exchange Society dates back to 1910 when we began operation as the "Gold and Silver Exchange Company". In 1918, the Exchange formally registered in the name of the Chinese Gold and Silver Exchange Society. About a century ago, there were only a lot of gold and silver trading in the territory. Small scale banking counters appeared later, which gradually led to the emergence of bank houses and modern banks. The Exchange was established in wake of the thriving development of Hong Kong's banking industry. Members of the post-war management were founders of leading Chinese banks in Hong Kong. Since its establishment, the Exchange has adhered to a stringent and effective set of rules. Although constantly tested, the integrity of industry members is always upheld. Moreover, it plays a vital role in Hong Kong's gold market. The Exchange provides local and international investors with a gold market of continuity, liquidity and depth, in which they can exploit gold as a vehicle of investment, speculation, hedging and arbitrage.

The Exchange, except for the Pacific War years of 1941 to 1945, provides services to investors on every trading day. In January 1980 when the Soviet army invaded Afghanistan, the price of gold soared to a record high of HK$4,855.00 per tael on 18 January, before plunging down to a low of HK$3,590.00 on 23 January, marking a sharp volatility of $1,200.00 in only a few days. Unable to cope with this severe fluctuation, all major gold markets suspended trading. Thanks to great versatility and a sound market system, the Exchange was the only market in the world where trading continued as usual. In early February 1983, plummeting oil prices, tightening of the US Federal Reserve's monetary policy and rising rates brought great volatility to the price of gold again. Gold markets in the US and Singapore suspended trading but the Exchange remained open. The above incidents fully demonstrate the Exchange's ability to ensure trading continuity.

As for liquidity, investors have realized their gold bullion and closed out gold positions smoothly and swiftly over the past decades. Not one complaint has been reported. One significant example is that on 15 January 1970, the Exchange abandoned the then prevailing 945 fineness and adopted 99 fineness as the standard for pure gold. It was a step to meet demand of the gold jewelry industry. At that time, the people of Hong Kong had more than 100,000 taels of 945 fineness gold between them, and the Exchange bought all 945 gold by paying a price based on the 99 fineness standards. Consumers got the full value of their gold investments, and there were no disputes. This piece of history illustrates our members' integrity and the high liquidity of the Exchange. Note: 945 fineness is a 94.5% gold bullion; 99 fineness is a 99% gold bullion.

Depth is best used to describe our strength. While the Exchange is subject to varying market situations due to fluctuation in gold prices, the strength we display in market strong runs is impressive. In the early 1980's when the gold market staged stellar performance, more than 2 million taels of gold were traded on the Exchange daily. History shows that our member firms are establishments of great strengths. They can cope well with large trade volumes in a bullish market.

Hong Kong has secured a key position in the international gold market. This important role is attributed to a number of factors. They include political stability, free trade, a respect for private ownership, a sound and established legal system, good communications networks, sophisticated telecommunications facilities, a strong financial system and a stringent regulatory system. Yet another important factor worth noting is that Hong Kong spans across the Asia time zone and it provides pricing information for the gold market after the close of New York market and before the opening of the London market. Because of this connection, international investors can continue their trading, hedging or arbitrage activities in Hong Kong. Effectively, the emerging of Hong Kong gold market turns the trading of gold around-the-clock.

Source:CGSE Website
Data Supported by Source: Information provided in the third and fourth paragraph of the section entitled "Chinese Gold and Silver Trading Society."

金 銀 業 貿 易 場
The Chinese Gold & Silver Exchange Society
Since 1910

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About Us | Product & Trading | Price | Membership Affairs | Corporate Communication | Membership Zone | Registration & Training | Sports

Product & Trading

- Transaction Code
- Renminbi Kilobar Gold
- Open Outcry Product
- Electronic Trading Product
- Assay Service
- Trading Method
- Transaction Levy
- Trading Hours
- Trading Arrangements During Typhoons and Black Rainstorm

金銀會訊

Product & Trading / Electronic Trading Product

Exchange contracts

CGSE has two trading methods: open outcry and electronic trading. "99 Tael Gold Contract" and "Kilo Gold Contract" are traded with the open outcry method while contracts for 100oz / 10oz Loco London Gold, 5000oz / 500oz Loco London Silver, Renminbi Kilobar Gold Contract, 100Tael 999.9 Tael Gold Contract and 15 kilo Loco Silver 1 Contract are traded electronically.

Electronic Trading

CGSE launched the "Electronic Trading Platform" on 28 March 2008.

Trading hours of the electronic trading platform start from 7:00 a.m. to 5:00 a.m. (the next day) [HK Time] and the electronic trading lasts 22 hours. 100 oz Loco London Gold Contract / 10 oz Loco London Gold Contract, 5000 oz / 500 oz Loco London Silver, Renminbi Kilobar Gold Contract, 100Tael 999.9 Tael Gold Contract and 15 kilo Loco Silver 1 Contract are available for trading via the e-trading platform at this stage.

CGSE provides a unique "Contract Transaction Code" to every contract traded on its e-trading platform. Investor can check their transaction details from CGSE's website with the use of the "Contract Transaction Code" , thereby protecting the investors' interests with enhanced transparency in gold

100 Ounce Loco London Gold Contract

Traded with the electronic trading system
Trading Hour:
Monday to Thursday: (Hong Kong Time) 7:00am to next day 5:00am
Friday (Summer Time): (Hong Kong Time) 7:00am to next day 3:00am
Friday (Winter Time): (Hong Kong Time) 7:00am to next day 4:00am

Fineness:	995 or up
Basic Trading Unit:	100ounces
Price unit:	US/Ounces
Minimum Price Fluctuation:	USD0.01/ounces

10 Ounces Loco London Gold Contract

Fineness:	995 or up
Basic Trading Unit:	10ounces
Price unit:	US/Ounces
Minimum Price Fluctuation:	USD0.01/ounces

5000 Ounce Loco London Silver Contract

Fineness:	9999 or up
Basic Trading Unit:	5000 ounces
Price unit:	US/Ounces

Source:CGSE Website
Data Supported by Source: Information provided in the third and fourth paragraph of the section entitled "Chinese Gold and Silver Trading Society."

金 銀 業 貿 易 場
The Chinese Gold & Silver Exchange Society
Since 1910

Login 繁體中文

About Us | Product & Trading | Price | Membership Affairs | Corporate Communication | Membership Zone | Registration & Training | Sports

Membership Affairs

- Member List
- Accredited Refineries
- CGSE Recognized E-Trading Member List
- CGSE Recognized liquidity provider
- Membership Application
- Notification Service of Purchase or Sale of memberships
- Downloads

金銀會訊

Membership Affairs / MEMBER LIST

Operation Status

Operation Status	Open Outcry	Electronic Trading			
	99 Gold, HKD Kilo Gold	Loco London Gold / Silver	Renminbi Kilobar Gold	9999 Tael Gold	Loco Silver
AA	√	√	√	√	√
A1	√	√		√	√
A2	√		√	√	√
B	√			√	√
C		√			√

D	No Trading License
S	Suspended Trading by CGSE

Remark

Member's information　Member's Websit　# Bullion Group　* Deceased

No.	Company Name		Manager-1	Manager-2	Business Registration No	Company Cert. No.	Operation Status
001	Civil Finance Limited		(N/A)	(N/A)	37644554-000	1106723	S
002	Universal (Investment) Company		Kong Chuk Lun	(N/A)	03885493-000	(N/A)	B
003	Success Bullion Investments Limited		Yeung Alfred Onshing	(N/A)	39694179-000	1264777	AA
004	# Cashflow Credit Limited		Cheng Pui Lai	(N/A)	22041535-000	657030	B
005	# Po Sang Financial Investment Services Company Limited		Kwong Shu Ming	So Tat Wai	06852805-000	87197	B
006	Yorkwell Investment Company		Chua Nai King	(N/A)	09210404-000	(N/A)	D
008	Best Leader Precious Metals Limited		Leung Ting Kai Ambrose	(N/A)	61446623-000	(N/A)	D
009	KAB Bullion Company Limited		Chan Yau Lun	(N/A)	36991700-000	1062415	AA
010	CNI Bullion Limited		Wong Man Hoi Micky	(N/A)	35283089-000	946409	A1
012	Wai Chong Gold Company Limited		Siu Kwun Luen	(N/A)	38071570-000	1142220	B
015	Foo Kee & Company		Chan Ying Lun	(N/A)	04138906-000	(N/A)	D

222	Sino Grade Bullion Limited		Lee Sai Yin Jeanne	(N/A)	38877239-000	1205398	A1
224	China Yi Gao Gold Trader Company Limited		Ng Chi Shing Clement	(N/A)	37141792-000	1072484	B
226	Whitehall Bullion Company		Ma Ching Miu Priscilla	(N/A)	(Not Provided)	(N/A)	D
229	Man Loong Bullion Company Limited		Choi Kee Yuen	Xavier Francisco Maria	38699136-000	1186382	AA
231	Wah Tai Company		Ma Ching Leong Daniel	(N/A)	(Not Provided)	(N/A)	D
232	Wealth Blooming (Asia Pacific) Bullion Limited		Chung Foo Chor	(N/A)	52581345-000	1475013	D
233	Sun Wing Yuen Bullion Compan		Ng Kun Man	(N/A)	11270088-000	(N/A)	D
234	Tak Shun Bullion Company Limited		Fung Chi Kin	(N/A)	(Not Provided)	1521619	D
235	Remton Investments Limited		Ho Hao Tong	Ho Hao Veng	16932168-000	385977	D
239	# Fulbright Bullion Limited		So Sung Tat Timothy	(N/A)	39347867-000	1240926	A1
240	# Emperor International Bullion Limited		Chow Shou Mo Michael	(N/A)	59694662-000	1733949	D
241	I-Access Commodities Limited		Leung Chun Bong	Kwai Ni	51012111-000	1362405	C
242	# Hing Mow Cheung Company Limited		Tso Mun Wai	(N/A)	03724829-000	26254	D
243	Standard Perpetual Precious Metals Limited		Kwok Oai Fon	(N/A)	52656712-000	1484439	A1
247	# Hang Seng Bullion Company Limited		Fung Hau Chung Andrew	(N/A)	09836686-000	155006	D
248	# On Lung Gold & Silver Company Limited		Chan Yu Yuk	Lok Chu Cheung	07595088-000	104396	B
249	South China Bullion Company Limited		Cheung Choi Ngor	(N/A)	12441810-000	236589	A1
250	China Sky Gold & Silver Company Limited		Leung Wai Po	(N/A)	52071944-000	1439865	A1
251	Fair Eagle Gold Dealing Company Limited		Tam Chack Chung	(N/A)	17833642-000	460606	D
252	Nice Gold Company		*Mr. Lai Yew Wah	Lai Hang Va	32932835-000	(N/A)	D
253	Enlighten Bullion Limited		Kua Kong Chak Denny	Yu Shui Sang, Bernard	37284118-000	1080198	D
257	# Chow Sang Sang Bullion Dealers Limited		(N/A)	Chow Wun Sing Winston	06908094-000	87038	D
258	O & S Bullion Company		Chua Nai Tuen	(N/A)	08371653-000	(N/A)	D
259	# Wing Hang Commodities Company Limited		Fung Yuk Sing Michael	Wong Chun Kau Stephen	13772901-000	261178	D
260	Man Shing Company		*Ms. Lau Yau Kwun	(N/A)	(Not Provided)	(N/A)	D
261	Chung Tai Hong Kong Group Limited		(N/A)	(N/A)	51807334-000	1421555	S

Last Update: 2013-10-02 15:16:15

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